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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                        (Amendment No. ___________)/1/


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Hudson Valley Holding Corp.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, Par Value $.20 Per Share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)
                                     None
-------------------------------------------------------------------------------
                                (CUSIP Number)

     Stephen R. Brown                           Martin L. Budd
     Hudson Valley Holding Corp.                Day, Berry & Howard LLP
     21 Scarsdale Road                          One Canterbury Green
     Yonkers, New York   10707                  Stamford, Connecticut 06901
     (914) 961-6100                             (203) 977-7300

                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 June 30, 2000
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following
box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
-------------------
    /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this firm with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON

     John P. Abplanalp
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [  ]
                                                        (b) [  ]
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 3  SEC USE ONLY
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 4  SOURCE OF FUNDS

    N/A
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 5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
    OR 2(e)                                                             [   ]
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 6  CITIZENSHIP OR PLACE OF ORGANIZATION


    United States
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                7  SOLE VOTING POWER
 NUMBER OF
   SHARES          28,519
BENEFICIALLY  -----------------------------------------------------------------
OWNED BY EACH   8  SHARED VOTING POWER
  REPORTING
   PERSON          693,194
    WITH      -----------------------------------------------------------------
                9  SOLE DISPOSITIVE POWER

                   28,519
              -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   693,194
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 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     The Reporting Person currently owns beneficially 721,713 shares of Hudson Valley Holding Corp. Common Stock.
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 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                  [   ]
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 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.9 %
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 14  TYPE OF REPORTING PERSON
     IN
-------------------------------------------------------------------------------
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Item 1.  Security and Issuer:
         --------------------

         The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $.20 per share (the "Common Stock"), of Hudson Valley Holding Corp., a New York corporation.

         The principal executive offices of the Issuer are located at 21 Scarsdale Road, Yonkers, New York 10707.

Item 2.  Identity and Background:
         -----------------------

         (a)  The Reporting Person is John P. Abplanalp.

         (b) The business address of the Reporting Person is 700 Nepperhan Avenue, Yonkers, NY 10702.

         (c) The Reporting Person is the President of Precision Valve Corporation, Inc., located at 700 Nepperhan Avenue, Yonkers, NY 10702.

         (d) The Reporting Person has not been convicted in a criminal proceeding during the last five years.

         (e) The reporting person, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Not applicable.

Item 4.  Purpose of Transaction:
         ----------------------

         Not applicable.
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Item 5.  Interest in Securities of the Issuer:
         ------------------------------------

         (a) - (b) The table below sets forth the information required in
                   (a) and (b) of this Item 5:

                Number of
                Shares        Shared   Shared       Sole      Sole
                Beneficially  Voting   Investment   Voting    Investment
Name            Owned         Power    Power        Power     Power          Percent
----            ------------  ------   ----------   ------    ----------     -------
 Hudson         721,713       693,194    693,194      28,519   28,519         6.3%
 Valley

 -------------------------
         (c)  Not applicable.

         (d) The Reporting Person, along with Marie A. Holcombe and William E. Griffin, are Co-Trustee's of the Robert H. Abplanalp Grantor Retained Annuity Trust (the "GRAT"). As a Co-Trustee, the Reporting Person has shared voting and investment power concerning all 397,641 shares in the GRAT.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer:
         ---------------------------

         Not applicable.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         Not Applicable.
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 18, 2000


                                         /s/ John P. Abplanalp
                                         _________________________________
                                         John P. Abplanalp